May 19, 2009

H. Christopher Owings Assistant Director Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Atlas America, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 17, 2009
Form 8-K
Filed November 26, 2008
File No. 001-32169

Dear Mr. Owings:

     In connection with the comment letter dated April 30, 2009, and pursuant to our conversation with the Staff, we hereby confirm that we will file a response letter not later than Tuesday, May 26, 2009.

Sincerely,

ATLAS AMERICA, INC. /s/ Lisa Washington Lisa Washington Chief Legal Officer and Secretary